April 12, 2017

Sun Kui

President Shemn Corp.

Baiyun District, Fuli Taiyuan A9, 904 Guagnzhou, China 510165

Re: Shemn Corp.

Registration Statement on Form S-1 Amendment 1

Filed March 30, 2017

File No. 333-216465

Dear Ladies and Gentlemen:

This letter sets forth the responses of Shemn Corp. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of April 7, 2017.

General

1.   We note your response to comment 2 and we reissue in part. Specifically, please revise the statement that shares may be sold “from time to time” on page 19.

Response: The statement was revised.

Cover Page, page 3

2.   We note your response to comment 3 and reissue the comment. Please highlight the cross reference to the Risk Factors by prominent type. See Item 501(b)(5) of Regulation S-K.

Response: The reference was highlighted.

3.   We note your disclosure that the offering will continue for 360 days. We also note the statements that the offering shall terminate on the “the 181st day after effective date.” Please reconcile the statements.

Response: The statements were reconciled.

Prospectus Summary, page 5

4.   We note your disclosure that your company has not generated revenues since incorporation. We also note the disclosure elsewhere that states that your company “has received revenues to the date” under certain contracts. Please reconcile or clarify these statements.

Response: The statements reconciled and clarified.

Risk Factors, page 9

5.   We note your response to Comment 8 and reissue the comment in part. Specifically, the risk factor disclosure stating that your company has “elected to use the extended transition period...” is inconsistent with statements on page 8 indicating that your company has irrevocably opted out of the exemption. Please correct to present consistent disclosure.

Response: The disclosure was corrected.

Use of Proceeds, page 15

6.   We note your response to comment 9 and reissue in part. Specifically, we note the statement that the proceeds table only reflects exemplary costs.

Response: The statements clarified.

7.   We note your response to comment 10 and reissue. It is unclear whether Mr. Kui will be reimbursed for the $7,000 registration costs. Please clarify or advise.

Response: The statements clarified.

Exhibits

8.   We note your response to comment 13 and reissue. Specifically, we note your company is incorporated in the state of Nevada but the legality opinion is opining under the laws of the state of Arizona. Please revise to opine under the laws of the state of incorporation.

Response: The document was revised

9.   Please confirm that the exhibit filed as Exhibit 10.1 is the complete exhibit. We note the prior exhibit included a section VIII, which was not complete. Also, please file the executed agreement.

Response: The exhibit filed as Exhibit 10.1 is the complete exhibit. The executed agreement was filled.

Sincerely,

/s/ Sun Kui

President   Shemn Corp.